Exhibit 99.1

Court File No. CV-11-9504-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

BETWEEN:

JACK M. KAY AND W. THOMAS HODGSON, IN THEIR CAPACITY AS THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF HELIX BIOPHARMA CORP.

Applicants

- and -

ANDREAS KANDZIORA, VERONIKA KANDZIORA, ACM ALPHA CONSULTING MANAGEMENT EST., ACM ALPHA CONSULTING MANAGEMENT AG, ZBIGNIEW LOBACZ AND SLAWOMIR MAJEWSKI

Respondents

APPLICATION UNDER THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, s. 145, THE SECURITIES ACT, R.S.O. 1990, c. S.5, s. 105, AND RULES 1.05, 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE, R.R.O. 1990, REG. 194

Court File No. CV-12-9595-00CL

A N D BETWEEN:

ZBIGNIEW LOBACZ and SLAWOMIR MAJEWSKI

Applicants

- and -

HELIX BIOPHARMA CORP. and JACK M. KAY

Respondents

APPLICATION UNDER Subsections 144(1), 145(1) and 241(1) of the Canada Business Corporations Act, R.S.C. 1985 c. C-44; and Rule 14.05(2) of the Rules of Civil Procedure, R.R.O. 1990, Reg. 194, as amended

MINUTES OF SETTLEMENT AND MUTUAL RELEASE

MARCH 14, 2012

WHEREAS Jack M. Kay and W. Thomas Hodgson in their capacity as the Special Committee of the Board of Directors (“Special Committee”) of Helix BioPharma Corp. (“Helix”) commenced an application against Andreas Kandziora, Veronika Kandziora, ACM Alpha Consulting Management Est. (“ACM Est.”), ACM Alpha Consulting Management AG (collectively with ACM Est., “ACM”), Zbigniew Lobacz and Slawomir Majewski (“Kay Application”),

AND WHEREAS Zbigniew Lobacz and Slawomir Majewski commenced an application against Helix BioPharma Corp. and Jack M. Kay (“Lobacz Application”),

AND WHEREAS all parties to the Kay Application and the Lobacz Application and Helix’s current board of directors (“Board”) (the “Parties”) have agreed to settle both applications and the issues surrounding the election of directors at the Annual General Meeting of Helix on January 30, 2012, on the basis set out below,

THEREFORE the Parties agree as follows.

1
The Board will be reconstituted by the in seriatim: (a) voluntary resignations of Messrs. Docherty, Cawkell, Lickrish, Roszkowski-Sliz and Segal, to be executed in the form attached as Schedule “A”; and (b) appointment of William White, Robert Verhagen, Marek Orlowski and Mario Gobbo to fill all but one vacancy (as reconstituted, the “Reconstituted Board”).

2
Mr. Hodgson and Mr. Kay will remain on the Reconstituted Board until at least the next annual general meeting held by Helix, such annual general meeting not to be held prior to January 15, 2013 absent unanimous consent of the directors on the Reconstituted Board.

3	The Reconstituted Board will be asked to appoint William White as the new Chairman of the Board. Mr. Kay and Mr. Hodgson agree to vote in favour of such appointment.

4
Helix’s current Chief Executive Officer, Donald Segal, will resign as CEO on a date to be determined by the Reconstituted Board, such date to be within six months of the date of these Minutes. Upon his resignation, or the termination of his employment with Helix for any reason, Mr. Segal will be entitled to all “change of control” payments and benefits under his employment contract with Helix, such payments and such benefits to be made regardless of whether a “change of control” has in fact occurred as defined in his employment contract.

5	The Parties shall consent to orders dismissing the Kay Application and the Lobacz Application without costs.

6
Helix and the members of the Board (the “Helix Parties”), and each of them, do hereby mutually release, remise and forever discharge each of the respondents in the Special Committee’s application (the “Shareholder Parties”) and each of their officers, directors, agents, lawyers and employees, and all of their successors, heirs, executors, estate trustees, administrators and assigns, of or from any and all actions, causes of action, suits, debts, covenants, contracts, claims and demands which any of them has had or now has by reason of, or in any way arising out of, or related to, (i) all claims raised or in any way related to the facts raised in the applications commenced in the Ontario Superior Court of Justice (Commercial List) at Toronto bearing Court File Nos. CV-11-9504-00CL and CV-12-9595-00CL (the “Applications”); (ii) without limiting the generality of the foregoing, any actions, omissions or statements taken, not taken, made or not made in connection with the shareholder proposals, the meeting requisition, the dissident proxy solicitation and the annual general meeting of Helix held on January 30, 2012; (iii) any and all agreements between any of the Helix Parties and any of the Shareholder Parties, prior to the date hereof, whether or not currently in existence, including the termination of any such agreements; or (iv) the November 29, 2011 libel notices from counsel to ACM EST. (the “Libel Notice”).

7
The Shareholder Parties, and each of them, do hereby mutually release, remise and forever discharge each of the Helix Parties and each of their officers, directors, agents, lawyers and employees, and all of their successors, heirs, executors, estate trustees, administrators and assigns, of or from all actions, causes of action, suits, debts, covenants, contracts, claims and demands which any of them has had or now has by reason of, or in any way arising out of, or related to, (i) all claims raised or in any way related to the facts raised in the Applications; (ii) without limiting the generality of the foregoing, any actions, omissions or statements taken, not taken, made or not made in connection with the shareholder proposals, the meeting requisition, the dissident proxy solicitation and the annual general meeting of Helix held on January 30, 2012; (iii) any and all agreements between any of the Helix Parties and any of the Shareholder Parties, prior to the date hereof, whether or not currently in existence, including the termination of any such agreements; or (iv) the Libel Notice.

8	The undersigned do not admit any liabilities or obligations of any kind whatsoever to each other and such liabilities and obligations are, in fact, denied.

9
The undersigned hereby covenant and agree not to make any claim or to commence or maintain any action or proceeding against any person or corporation who might claim contribution, indemnity, declaratory relief or any other relief whatsoever, statutory or otherwise, from any of the undersigned, or their respective successors, servants, agents or assigns, in connection with the matters which are released and discharged above.

10
The Board shall authorize Helix to, and Helix will, fully reimburse the costs and expenses incurred by the Respondents to the Kay Application on both applications and in respect of all matters involving Helix and its Special Committee, including but not limited to, the shareholder proposals, the meeting requisition, the Special Committee’s investigation and the dissident proxy solicitation.

11	The Special Committee will terminate the retainer of Ernst & Young LLP and the Board will pass a resolution terminating the mandate of the Special Committee.

12
Neither Helix nor its counsel will make any further requests of the Ontario Securities Commission (“OSC”) in relation to the matters described in paragraph 6 (i) – (iv). Helix and the respondents to the Kay Application agree to cooperate in resolving any outstanding inquiries of the OSC into Helix and ACM matters.

13	The Parties agree upon the form of joint press release attached as Schedule “B”.

14
No waiver of any of the provisions of these Minutes of Settlement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver, unless so expressly provided in the waiver.

15	These Minutes of Settlement shall be governed and controlled as to validity, enforcement, interpretation, construction, effect and in all other respects by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to conflict of law principles.

16
Each of the parties hereto shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as any other party may reasonably require from time to time for the purpose of giving effect to these Minutes of Settlement, and shall take all reasonable steps to implement to their full extent the provisions of these Minutes of Settlement. There are no agreements, promises, representations, warranties, covenants or other undertakings between the Helix Parties and the Shareholder Parties relating to the matters resolved herein, other than expressly set forth in these Minutes of Settlement.

17
These Minutes of Settlement may be executed in any number of separate counterparts (including by facsimile or other electronic means) and all such signed counterparts will together constitute one and the same agreement. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Parties by facsimile or other means of recorded electronic transmission and such transmission (including in PDF form) shall constitute delivery of an executed copy of this Agreement to the Receiving Party.

HELIX BIOPHARMA CORP.
Per:	/s/ Jack M. Kay
JACK KAY
CHAIRMAN OF THE BOARD OF
DIRECTORS

SIGNED, SEALED AND DELIVERED
in the presence of:

/s/ Elena Priaro	/s/ Jack M. Kay
Witness’ Signature	JACK M. KAY

Elena Priaro
Print Name of Witness
_____________________________
Address of Witness

SIGNED, SEALED AND DELIVERED
in the presence of:

/s/ Jessica Figuema	/s/ W. Thomas Hodgson
Witness’ Signature	W. THOMAS HODGSON

Jessica Figuema
Print Name of Witness
____________________________
Address of Witness

SIGNED, SEALED AND DELIVERED
in the presence of:

/s/ Mary Reynalds	/s/ Donald Segal
Witness’ Signature	DONALD SEGAL

Mary Reynalds
Print Name of Witness
_____________________________
Address of Witness

SIGNED, SEALED AND DELIVERED
in the presence of:

/s/ Nancy Yamamura	/s/ Gordon Lickrish
Witness’ Signature	GORDON LICKRISH

Nancy Yamamura
Print Name of Witness
____________________________
Address of Witness

SIGNED, SEALED AND DELIVERED
in the presence of:

/s/ Mary Reynalds	/s/ John Docherty
Witness’ Signature	JOHN DOCHERTY

Mary Reynalds
Print Name of Witness
____________________________
Address of Witness

SIGNED, SEALED AND DELIVERED
in the presence of:

/s/ Nancy Glaister	/s/ Kenneth A. Cawkell
Witness’ Signature	KENNETH CAWKELL

Nancy Glaister
Print Name of Witness
____________________________
Address of Witness

SIGNED, SEALED AND DELIVERED
in the presence of:

/s/ Miroscawa Kostek	/s/ Kazimierz Roszkowski-Sliz
Witness’ Signature	KAZIMIERZ ROSZKOWSKI-SLIZ

Miroscawa Kostek
Print Name of Witness
_____________________________
Address of Witness

SIGNED, SEALED AND DELIVERED
in the presence of:

/s/ Michal Ruzalski	/s/ Slawomir Majewski
Witness’ Signature	SLAWOMIR MAJEWSKI

Michal Ruzalski
Print Name of Witness
_____________________________
Address of Witness

SIGNED, SEALED AND DELIVERED
in the presence of:

/s/ Zbigniew Miaskowski	/s/ Zbigniew Lobacz
Witness’ Signature	ZBIGNIEW LOBACZ

Zbigniew Miaskowski
Print Name of Witness
_____________________________
Address of Witness

SIGNED, SEALED AND DELIVERED
in the presence of:

/s/ Lukas Kandziora	/s/ Andreas Kandziora
Witness’ Signature	ANDREAS KANDZIORA

Lukas Kandziora
Print Name of Witness
_____________________________
Address of Witness

SIGNED, SEALED AND DELIVERED
in the presence of:

/s/ Lukas Kandziora	/s/ Veronika Kandziora
Witness’ Signature	VERONIKA KANDZIORA

Lukas Kandziora
Print Name of Witness
_____________________________
Address of Witness

ACM ALPHA CONSULTING MANAGEMENT EST.

Per:	/s/ Andreas Kandziora
Name: ANDREAS KANDZIORA
Title: President

ACM ALPHA CONSULTING MANAGEMENT AG

Per:	/s/ Veronika Kandziora
Name: VERONIKA KANDZIORA
Title: President

Schedule “A”

Form of Resignation

In accordance with the Minutes of Settlement in connection with Ontario Superior Court of Justice (Commercial List) Court File No. CV-11-9504-00CL of which I am aware and agree to be bound, the undersigned hereby resigns from the board of directors of Helix BioPharma Corp. (“Helix”) at such effective time as is determined by resolution of the board of directors of Helix.

Dated this ____ day of March, 2012.

Witness:

Schedule “B”

News Release

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
March 14, 2012
NEWS RELEASE

HELIX BIOPHARMA CORP. ANNOUNCES AGREED CHANGES TO THE BOARD OF DIRECTORS AND SETTLEMENT WITH CONCERNED SHAREHOLDERS

AURORA, ON--(Marketwire – March 14, 2012) - Helix BioPharma Corp. (TSX: HBP) (NYSE Amex: HBP) (FRANKFURT: HBP) (the "Company" or "Helix") announces that it has settled the proxy contest with the Concerned Shareholders named in the Dissident Proxy Circular dated January 13, 2012, in connection with the Company’s Annual General Meeting held on January 30, 2012, and agreed on a reconstituted Board of Directors of Helix. As a result of the settlement, Messrs. Segal, Docherty, Cawkell, Lickrish, and Roszkowski-Sliz will resign from the board of directors and be replaced by William White, Robert Verhagen, Marek Orlowski and Mario Gobbo whose biographies were described in the Dissident Proxy Circular. Jack Kay and W. Thomas Hodgson will continue on the Board and have agreed to support the appointment of Mr. William White as the new Chairman of the Board.

William B. White is a senior executive with broad global experience in leading businesses to deliver step change improvements in bottom line results. He has more than 30 years in several business and corporate leadership roles focused on corporate wide improvements, business turnaround and growth with a long standing career at DuPont and most recently with Afexa Life Sciences Inc. as Chairman and interim Chief Executive Officer leading up to the sale to Valeant Pharmaceuticals in October 2011.

Mr. Kay, the current Chairman of the Board, stated that “We are pleased to have resolved the issues arising from the proxy contest in a manner that Helix believes is in the best interest of all shareholders and will allow Helix to move forward in a positive and efficient manner to focus on growing the company and its product candidates. The Reconstituted Board provides continuity as well as adding directors with a broad range of experience and expertise in the biopharmaceutical and life sciences industry, capital markets and mergers and acquisitions.”

The Chief Executive Officer, Dr. Donald Segal, after 17 years of service, has agreed to continue as CEO for a transition period of up to six months, as determined by the Reconstituted Board, at which time he will resign and receive a change of control payment under his employment agreement. Mr. Kay stated that “On behalf of Helix, I wish to extend my thanks to Dr. Segal for all of his efforts, his hard work and his many years dedicated to Helix”.

As part of the settlement agreement, all litigation will be dismissed and releases have been exchanged between Helix and the members of its current Board of Directors, and ACM Alpha Consulting Management Est, ACM Alpha Consulting Management AG, Andreas Kandziora, Veronika Kandziora, Zbigniew Lobacz and Dr. Slawomir Majewski. Also as part of the settlement agreement, Helix has agreed to reimburse the reasonable costs and expenses incurred by the concerned shareholders and other respondents in the court proceedings. The mandate of the Special Committee of the Board of Directors of Helix and the engagement of Ernst & Young LLP will be terminated.

Contact Information

  Investor Relations:
  Helix BioPharma Corp.
  Tel: (877) 215-4813
  Email: ir@helixbiopharma.com

Disclaimer and Forward-Looking Statements

This News Release contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of applicable securities laws respecting the settlement referred to in this News Release and the ability to move forward on growing the company and its product lines. In making these forward-looking statements, Helix has made certain assumptions, including that the settlement will be implemented as agreed to and the Reconstituted Board can implement the Company’s strategy. Actual results may differ materially from these forward-looking statements due to the risk that Helix’s assumptions may be incorrect, and other risks and uncertainties detailed in Helix’s filings with applicable Canadian securities commissions, copies of which are available at www.sedar.com. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix's management at the time they are made. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement and are made as of the date of this News Release. Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.

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